Securities And Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Exchange Act of 1934
(Amendment No. 7)

Imtec, Inc.
(Name of Issuer)

Common Stock, Par Value $.01 per share
(Title Class of Securities)

452909104
(Cusip Number)

Douglas T. Granat
155 Pfingsten Road
Suite 360
Deerfield, IL 60015
(847) 405-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2000
(Date of Event which Requires Filing of this Statement)

CUSIP No. 452909104
Page 2 of 4 Pages

1.  Name of Reporting Person  Trigran Investments L.P.
                                             IRS No. 36-3778244

2.  Check appropriate box if a member of a group  (a) [ ]

                                                  (b) [ ]

3. SEC Use Only

4. Source of Funds

5. Check Box if Disclosure of Legal Procedings Required
Pursuant to items 2(d) or 2(e)   [ ] N/A

6.  Citizenship of Place of Organization     Illinois

7.  Sole Voting Power           See Item 5(b)

8.  Shared Voting Power       See Item 5(b)

9.  Sole Dispositive Power    See Item 5(b)

10.  Shared Dispositive Power   See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each
Reporting Person           0

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

13. Percent of Class Represented by Amount in Row (11)  0%

14. Type of Reporting Person   PN

CUSIP NO.  452909104
Page 3 of 4

Item 1.  Security and Issuer

Common Stock, par value $.01 per share

IMTEC, Inc. ("Imtec")
One Imtec Lane
Bellows Falls, VT 05101

Except as expressly stated below, there have been no material changes in the facts and statements set forth in Schedule 13D, filed October 26, 1995, as amended by Amendment No. 1, filed February 2, 1996, Amendment No. 2, filed March 15, 1996, Amendment No. 3, filed July 9, 1996, Amendment No. 4, filed August 15, 1996, Amendment No. 5, filed January 29, 1998, Amendment No. 6, filed December 27,1999, with respect to the Common Stock, par value $.01 per share. OfImtec. (Where no material change has occurred with respect to items 2-8, inclusive, or a part thereof, of the Schedule 13D, such particular item or respective part thereof is omitted from this Amendment No. 7).

Schedule 13D, as amended by Amendments Nos. 1 through 6, together with this Amendment No. 7, is sometimes referred to herein as Schedule 13D, as amended.

Item 5.  Interest in Securities of the Issuer

(a). The aggregate number and percentage of the common stock of the Issuer beneficially owned by the Reporting Person as of the date of this filing is 0 shares or 0%.

(b) The Reporting Person and Trigran Investments, Inc. each have sole power to vote and sole power to dispose of the securities listed in (a) above.


(c). The following transactions were effected in the securities of the Issuer from January 22, 2000 through March 22, 2000.

Date of      Amount of Securities         Price per
Transaction  Acquired/(Disposed)           Share             Transaction

3/22/2000       (258,120)                  $12.00             Tendered
3/22/2000        (15,000)                  $12.00             Options

CUSIP NO. 452909104
Page 4 of 4 Pages

April 5, 2000

Trigran Investments L.P., an Illinois limited partnership

By:  Trigran Investments, Inc., General Partner

By:  Douglas T. Granat, President

Trigran Investments L.P.